Direct Dial: 212-801-6752
e-mail:abramowitza@gtlaw.com

October 23, 2006

VIA EDGAR TRANSMISSION

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Williamson, Esq.
Mail Stop: 35-61

Re:	Media & Entertainment Holdings, Inc. Amendment No. 4 to Form S-1 Registration Statement File No. 333-128218

Dear Mr. Reynolds:

           On behalf of Media & Entertainment Holdings, Inc., a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 4 (“Amendment No. 4”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-128218), originally filed with the Commission on September 9, 2005 and amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the Commission on October 17, 2005, Amendment No. 2 thereto (“Amendment No. 2”) filed with the Commission on May 11, 2006 and Amendment No. 3 thereto (“Amendment No. 3”) filed with the Commission on August 25, 2006 (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.

           Amendment No. 4 responds to the comments heretofore received from the Commission’s staff (the “Staff”) by letter dated September 28, 2006 (the “Comment Letter”) with respect to Amendment No. 3.

           We also supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters in this offering, as restructured as set forth above, is currently being reviewed by the NASD and has not yet been cleared by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide the Staff with a copy of the NASD

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letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

           For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which the beginning of such revised text now appears in Amendment No. 4. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

*******

General

1.	We note your response to prior comment four from our letter dated June 19, 2006; however, we were unable to locate your disclosure indicating the steps that you have taken to confirm management’s ability to satisfy their obligation to ensure that the trust proceeds are not depleted by claimants. In particular, we note the supplemental response to prior comment 30 from our letter dated June 19, 2006 that the existing shareholders “were not in a position to collectively contribute $1,800,000 to fund the private purchase of Private Warrants.” Please explain how these individuals are expected to satisfy their obligations to ensure that the trust proceeds are not depleted by claimants in light of the apparent lack of funding. Please advise.

           As noted in the Registrant’s response to prior comment four, the Registrant has obtained written representations from each of its executive officers confirming, among other things, that each is an “accredited investor” as defined by Rule 501 of Regulation D promulgated under the Securities Act, namely that each is either a “natural person whose individual net worth, or joint net worth with that person’s spouse…exceeds $1,000,000” or a “natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.”

           These representations are contained in the Subscription Agreements executed by each executive officer, filed as Exhibits 10.32, 10.33, 10.35 and 10.36 with Amendment No. 2, which are now reflected as Exhibits 10.26, 10.27, 10.29 and 10.31 due to the renumbering as a result of the elimination of certain exhibits prior to the filing of Amendment No. 3.

           The Registrant does note the apparent contradiction between its view that it has taken steps to confirm management’s ability to satisfy its indemnification obligation and its statement that management “was not in a position” to contribute the full $1,800,000 for the private purchase of warrants. The Registrant submits, however, that the reasons for management’s reluctance to increase its warrant purchase commitment relate more to a desire on the part of the

Securities and Exchange Commission
October 23, 2006

members of management to maintain diversification of their investment holdings than a lack of liquid assets. The executive officers are aware of their indemnification obligation in the event of a claim on the trust account and have, informally, in addition to the formal representations in the Subscription Agreements, confirmed to the Registrant that they believe they would be in a position to satisfy such obligation if it became necessary. The executive officers would be willing to provide to the Staff on a supplemental basis information regarding their financial ability to satisfy their obligations if the Staff deems it appropriate. Finally, the Registrant believes that the aggregate of $200,000 already advanced by the executive officers to the Registrant serves to demonstrate their financial ability to satisfy their obligations.

2.	We note in your response to prior comment six from our letter dated June 19, 2006 that you reference both Standards 3 and 4 for the listing requirements of AMEX. Please clearly state the listing standard you plan to list under and how you will meet those requirements. We may have further comment.

           The Registrant has noted in its application for listing on the AMEX that it believes it qualifies under both Standards 3 and 4 and believes that the analysis in prior comment 6, set forth below for the Staff’s convenience, sets forth how it meets each quantitative element of each of the two standards. The Registrant is not required under AMEX rules to pre-select a particular standard and believes that the fact that it meets both standards, if anything, serves to enhance its application. If the AMEX approves the Registrant’s application, it will not state affirmatively that the Registrant met any particular standard(s).

           In any event, the Registrant believes it has adequately disclosed, on the cover page of the prospectus and in “Risk Factors” and elsewhere, that it cannot assure initial or continued listing on the AMEX, and that in the event that the units, common stock and warrants are not listed on AMEX, they will be quoted on the OTC Bulletin Board, which does not have quantitative listing standards.

            Analysis from Prior Comment 6:

           “The Registrant expects to qualify under Standards 3 and 4 of the American Stock Exchange’s quantitative listing standards, which requires market capitalization in excess of $50 million for Standard 3 or $75 million for Standard 4 (or assets or revenues in excess of that amount); market value of public float in excess of $15 million for Standard 3 or $20 million for Standard 4; a minimum stock price of $2.00 for Standard 3 or $3.00 for Standard 4; minimum shareholders equity of $4 million for Standard 3 (no such requirement for Standard 4); and, under both Standards, either (1) a minimum of 800 public shareholders and public float of at least 500,000 shares, or (2) a minimum of 400 public shareholders and public float of at least 1,000,000 shares.

           With an aggregate offering amount of $72 million to the public at a per-unit price of $8.00, the Registrant expects to easily meet the standards for market capitalization, market value of public float, minimum stock price and minimum stockholders equity. The representative of the underwriters has advised the Registrant that it expects to have over 400 public shareholders

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participating in the offering holding well over 1,000,000 units and therefore expects to meet the number of shareholder and public float shares test.”

3.	In response to prior comment 11 from our letter dated June 19, 2006, you appear to have replaced Astor Asset Management with Hearst Corp. with respect to the purchase of existing stockholder warrants, and have included Hearst in your existing stockholder grouping. While we acknowledge the technical accuracy of this grouping, given that the more standard structure of these offerings only includes management as existing stockholders, please revise to clarify throughout your document that Hearst is considered an initial stockholder for the purpose of the warrant sales even though it will not play a role in managing the business.

           In response to the Staff’s comment, the Registrant has revised the disclosure in the introductory language to the Prospectus Summary in Amendment No. 4 to clarify that the term “existing stockholder” includes Hearst for the purpose of the terms of the private warrants, even though it will not play a role in managing the business. See the italicized disclosure on page 1, explaining the use of the term throughout the prospectus.

4.	Based on the company’s response to comment 20 from our letter dated June 19, 2006 it appears that you have agreed to terminate the warrant purchase agreement with Astor Asset Management and entered into a warrant purchase agreement with Hearst Corp. As an initial matter please explain the business reason for doing this, in particular, the decision to allow Astor to withdraw from its irrevocable commitment to purchase warrants. In addition, please clarify your disclosure to indicate whether Hearst’s securities will be subject to the same escrow and transfer restrictions as the other insiders.

           As noted in the Registrant’s response to prior comment 30, Astor was unwilling to purchase private warrants on the same terms as the other existing stockholders. In particular, Astor advised Ladenburg that it would agree to “lock-up” its private warrants only until 90 days after the consummation of the offering or such earlier date as the private warrants included in the offering units sold in the offering begin separate trading (as opposed to 90 days after the completion of an initial business combination, which was the duration of the lock-up agreed to by each of the other existing stockholders of the Registrant). Hearst, however, was willing to purchase private warrants on the same terms as the other existing stockholders, including the longer lock-up restriction. The parties believed it preferable, from both a marketing and business perspective, to have all of the Registrant’s existing stockholders participate in the private placement of private warrants on exactly the same basis and subject to exactly the same restrictions, lock-up agreements, registration rights and other terms, and therefore determined to approach Hearst and allow Astor to withdraw from its commitment.

           In response to the Staff’s comment, the Registrant has revised the disclosure in Amendment No. 4 to clarify that Hearst’s securities will be subject to the same escrow and transfer restrictions as the other existing stockholders. Please see the revised disclosure on page 8 and elsewhere throughout Amendment No. 4.

Securities and Exchange Commission
October 23, 2006

5.	On page 16 of your response to prior comment 30, from our letter dated June 19, 2006, you state that your “existing stockholders at the time[] ... were not in a position to collectively contribute $1,800,000 to fund the private purchase of Private Warrants…” However, these same parties — according to your page 14-5 risk factor disclosure, are the ones obligated to ensure that the trust funds are not reduced by vendors, service providers, or prospective target businesses. Please explain this disclosure in light of these statements made in the supplemental response.

           Please see the Registrant’s response to Comment 1, above, for an explanation of the statement that the existing stockholders were “not in a position” to contribute the full $1,800,000, namely that the existing stockholders are seeking to maintain investment diversification and are in fact financially able to satisfy their indemnification obligation.

6.	In response to prior comment 32 from our letter dated June 19, 2006, you state that the stock option grants issued to your management do not, and would not, require disclosure under Item 201(d) of Regulation S-K because they are not an “individual compensation arrangement.” Please provide additional analysis supporting your conclusion and, in addition, clarify how the company would characterize these grants.

           In response to the Staff’s comment, the Registrant has included the Equity Compensation Plan table required by Item 201(d) of Regulation S-K, summarizing the outstanding options granted to the Registrant’s independent directors. See page 54 of Amendment No. 4.

7.	In your response to comment 35 from our letter dated June 19, 2006, we note your statement that “the Registrant is only required to use its best efforts to maintain the effectiveness of the Registration Statement and upon exercise of the Warrants, if a registration covering the shares issuable upon exercise is not effective, the Registrant can satisfy its obligation by delivering unregistered shares of Common Stock.” However, with respect to the publicly held warrants, it does not appear that the company would have an exemption from registration available to cover the warrant exercises. Please advise us how the company would be able to deliver unregistered shares to its public warrant-holder base. We may have further comment.

           The Registrant agrees that it would not be able to deliver unregistered shares to its public warrant holders in the event that the Registration Statement is not effective. However, the Registrant believes that, notwithstanding the statement to the contrary in the response to prior comment 35, the disclosure in the Registration Statement does correctly state that the exercise of the public warrants would be effectively precluded in the event that the Registration Statement is not effective. See “Risk Factors; An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants, which could expire worthless” on page 26 of Amendment No. 4.

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October 23, 2006

8.

On page 18 of your comment letter response you state that Mr. Granath believed that Hearst would likely be willing to participate in the warrant private placement. Please clarify how Mr. Granath reached this belief. In addition, with respect to your page 19 statements that no written materials were furnished to Hearst when
“[r]epresentatives of Jesup advised Mr. Dorfler orally regarding the terms of the concurrent private placement ...“ weren’t the terms of the private placement previously described in your Form S-1? How did Hearst determine to purchase $1,300,000? What consideration, if any, was given to Astor to rescind its purchase?

           Mr. Granath based his belief that Hearst would likely be willing to participate in the private placement based on statements made to him by Victor F. Ganzi, the President and Chief Executive Officer of Hearst, and Ronald J. Dorfler, the Senior Vice President and Chief Financial Officer of Hearst, who as noted on the top of page 18 of the Registrant’s previous comment letter response, contacted Mr. Granath after obtaining a copy of Amendment No 1 from the SEC’s EDGAR system. Also as noted on page 18 of the Registrant’s previous comment letter response, Messrs. Granath, Maggin, Ganzi and Dorfler had known each other for many years as a result of various business ventures involving both Hearst and Disney/ABC during Messrs. Granath’s and Maggin’s tenure at Disney/ABC. The Registrant confirms that it did not provide written materials to Hearst, as the Form S-1 was available to Hearst electronically.

           Regarding the dollar amount of Hearst’s commitment, as noted on page 20 of the Registrant’s previous comment letter response, representatives of Jesup contacted Mr. Dorfler to ask whether Hearst would increase its previous commitment of $1,100,000 to $1,300,000 (as a result of the rescission of the private warrant purchases by the Registrant’s independent directors, also as noted on page 20 of the Registrant’s previous comment letter response), and Hearst agreed to do so.

           The Registrant confirms that no consideration was given to Astor to rescind its purchase.

Cover Page

9.	Specifically name the affiliates of existing stockholders that have committed to purchase private placement warrants.

           In response to the Staff’s comment, the Registrant has revised the disclosure on the cover page and elsewhere to name the affiliate, Transmedia Corporation, that has committed to purchase private placement warrants.

10.	We note that the company has added a sentence to the cover page in response to prior comment 2 from our letter dated June 19, 2006. However, in your response you merely state that claims could be prior to shareholder claims. You do not draw the conclusion that this may result in investors receiving less than the $7.73 initial conversion price. Please revise to clarify the implication of your statement or advise why no revision is necessary.

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October 23, 2006

           In response to the Staff’s comment, the Registrant has revised the disclosure on the cover page and on pages 10 and 42 of Amendment No. 4 to explicitly state the conclusion that creditor claims could result in investors receiving less than the initial conversion price.

11.	Clarify the statement that you will review a business opportunity presented “in any industry sector.” Clarify, whether this means you are not limited to any industry or whether this means you are not limited to any particular sector within the three industries listed. If you are not limited to a particular industry, then please revise the prospectus to limit specific discussions of particular industries, in light of the lack of any limitation to specific industries. This would include removal of specific risks associated with the entertainment, media and communications industries and specific disclosure about these industries in the summary and business sections.

           The disclosure cited by the Staff is intended by the Registrant to convey to investors that, at this time, based on the expertise of the executive officers of the Registrant, it expects that the business combination would be with a target company in the entertainment, media or communications industries. In response to comment 8 in the Staff’s letter of June 19, 2006, the Registrant added the language cited above to the effect that the Registrant would review a business opportunity presented in any business sector, because the Registrant believes it would be advisable to at least consider any opportunity presented to it. However, because the Registrant believes that any eventual business combination would most likely fall within the entertainment, media or communications industries, it believes it to be appropriate to retain business disclosure and risk factors relating to those industries and has therefore retained this disclosure unchanged in Amendment No. 4.

12.	We note the statement that “The proceeds deposited in trust account could become subject to the claims of creditors, if any, which could be prior to the claims of our public stockholders.” Provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claim of creditors of the company. We may have further comment.

           In response to the Staff’s comment, the Registrant has revised the disclosure in Amendment No. 4 regarding creditor claims to more clearly specify the legal theories that a creditor could cite in attempting to set aside its waiver any right to the funds held in the trust account, such as fraudulent inducement, breach of fiduciary responsibility or other similar claims. See the prospectus cover page and pages 10 and 43 of Amendment No. 4.

Prospectus Summary, page 1

13.	We reissue prior comment 13 from our letter dated June 19, 2006. While the ability of management to remain with the company after the business combination may not be the determining factor in your decision, it appears that it will be one of the factors in the decision-making process. Please revise to clearly state this and to discuss the resultant potential conflicts of interest. Revise disclosure throughout the prospectus.

Securities and Exchange Commission
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           In response the Staff’s comment, the Registrant has revised the disclosure in Amendment No. 4 to more clearly state that the ability of management to remain with the Registrant after the business combination will be one of the factors in the decision-making process and has referenced the resultant potential conflicts of interest. See pages 8, 18, 30 and 41 of Amendment No. 4.

14.	We note your revisions under “Liquidation if no business combination” on page 10 but believe additional clarification is warranted here. For example, please clarify the sentence “[i]f however, a letter of intent ... has been executed prior to 18 months from the date of this offering, we will abandon our plan of dissolution and distribution and seek the consummation of that business combination.” Also, clarify the statement that “[o]our existing stockholders will have waived their rights to participate in any liquidation distribution with respect to their initial shares ...” In responding to this comment, please also ensure that any other applicable discussion — the risk factors, for example, are also revised.

           In response to the Staff’s comment, the Registrant has revised the disclosure in Amendment No. 4, on page 10 and elsewhere, to further clarify the procedure regarding the submission of a plan of dissolution and distribution and possible subsequent withdrawal of such plan.

15.	We note the statement that your executive officers have agreed to advance funds to complete the liquidation of the company. Please disclose the material terms of this agreement. Clarify what the advance will cover and explain how the “advance” is expected to be repaid. File the agreement as an exhibit.

           The Registrant has revised the noted disclosure to refer to a payment of funds, rather than as an advancement. The executive officers will not be repaid in the event they will make such payment. See page 10 of Amendment No. 4.

16.	We reissue prior comment 16 from our letter dated June 19, 2006. We continue to note the reference to “certain limited exceptions” to the ability to transfer shares from escrow. Please specify these limited exceptions.

           In response to the Staff’s comment, the Registrant has removed the reference in Amendment No. 4 to “certain limited exceptions” and has merely stated the limited exceptions. See pages 11 and 66 of Amendment No. 4.

Summary Financial Data, page 12

17.	On page 12 you state the amounts presented for working capital and total assets include the amounts held in the trust account for the deferred underwriters’ expenses. However, it appears you have deducted these expenses in the numbers presented. Please revise the disclosure following the table to clarify. Also, it appears offering expenses in the amount of $147,102 may have been deducted twice from the adjusted numbers. Please advise.

Securities and Exchange Commission
October 23, 2006

           The Registrant has corrected the table and the disclosure following the table in Amendment No. 4 in response to the Staff’s comment regarding the deferred underwriters’ expenses. See page 12 of Amendment No. 4. However, the Registrant believes that the offering expenses of $147,102 were not deducted twice and has not revised Amendment No. 4 to reflect this portion of the Staff’s comment.

Risk Factors, page 13

18.	We note the changes made in response to prior comment 3 from our letter dated June 19, 2006. However, we note that the agreements filed as exhibits refer to “vendors” only. Please revise the agreements accordingly. Also, clearly state whether the limitation of the indemnity to “vendors, service providers or prospective target businesses” places any limitations upon the indemnification. If there are limitations, they should be clearly stated.

           The Registrant intends that the indemnity apply to all third party claims and used the reference to vendors, service providers or prospective target businesses for illustrative purposes only. The Registrant has revised the disclosure in Amendment No. 4 and has revised the letter agreements to clarify that the indemnity applies to all third party claims. See Paragraph 2 of each of Exhibits 10.1 through 10.4, filed with Amendment No. 4.

19.	We reissue prior comment 18 from our letter dated June 19, 2006. Since you indicate in your supplemental response that it is your intention for all of your officers and directors to remain with the company following a business combination, please revise to clearly state this in risk factor 11. Also, revise the risk factor subheading to reflect the risk being discussed. Lastly, revise the focus of risk factor 11 to clearly state the risks, including potential conflicts of interest.

           In response to the Staff’s comment, the Registrant has made the noted changes to the risk factor subheading and body. See pages 17 and 18 of Amendment No. 4.

20.	We note your response to prior comment 19 from our letter dated June 19, 2006 and the revisions you have made on page 19. However, we do not believe that the company has entirely responded to the comment and, accordingly, we reissue it. Clearly disclose in the risk factor any current affiliations of officers, directors or existing stockholders with companies that may be considered — either currently or in the future - as a potential target business. Disclose whether the existing stockholders are aware of any potential opportunities with these affiliated companies. Also, please explain those circumstances that may result in the company considering an affiliated business. For instance, will they be considered in the initial search or only after other searches have not found a potential target business? In addition, please revise to state whether management will obtain an independent fairness opinion for such a transaction. We may have further comment.

           In response to the Staff’s comment, the Registrant has revised the noted risk factor to state that management will obtain an independent fairness for any transaction with an affiliated

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October 23, 2006

company. See page 19 of Amendment No. 4. With respect to the balance of the Staff’s comment, the Registrant respectfully notes that the risk factor currently states that, notwithstanding the fact that certain of the executive officers currently have or may in the future have affiliations with companies in the entertainment, media and communications industries, at the current time, none of such companies (including the Hearst Corporation and its affiliates) have been identified as potential targets in a business combination transaction. The Registrant does not believe it can describe circumstances under which it would consider an affiliated business because no such business has currently been identified as a potential target.

21.	We reissue prior comment 20 from our letter dated June 19, 2006. We again note that you are relying upon an exemption in issuing the warrants to “existing stockholders and their affiliates” in the private placement. Please revise to include a risk factor to address the possibility that the offering could be considered a general solicitation with respect to the noted private placement. As noted in the Bankers Trust Company (1984) “[t]he filing of a registration statement constitutes an offer to the public and thus a general solicitation of investors which precludes reliance on the exemption provided by Section 4(2).” In doing so, revise to discuss any potential liabilities attached to such possibility. In particular we note your supplemental response to prior comment 30 that Astor Asset Management and Hearst Corporation both were interested in participating in the initial public offering and were then approached to participate in the private placement.

           In response to the Staff’s comment, the Registrant has revised the existing risk factor regarding the possibility that a court could take the position that the private placement was not conducted in accordance with any exemption from registration requirements, by specifying that the offering could be deemed a general solicitation. See page 26 of Amendment No. 4.

22.	Revise the subheading to risk factor 33 to clearly state that the warrants may expire worthless. Also revise the risk factor to clarify the warrants can expire unexercised or unredeemed.

           In response to the Staff’s comment, the Registrant has revised the disclosure in Amendment No. 4 to revise the noted risk factor and its subheading. See page 25 of Amendment No. 4.

23.	Please provide a risk factor to discuss the company’s ability to redeem the warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

           In response to the Staff’s comment, the Registrant has revised the disclosure in Amendment No. 4 to add the noted risk factor. See page 26 of Amendment No. 4.

24.	Please add a risk factor comparing the rights of purchasers in the private placement to purchasers in the IPO to clarify that the privately issued warrants may be

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October 23, 2006

exercised even in the absence of an effective registration statement while the public warrants require an effective registration statement and discuss the resultant risks.

           In response to the Staff’s comment, the Registrant has revised the existing risk factor regarding the public warrants to note the fact that the same risk does not apply with respect to the private warrants. See page 25 of Amendment No. 4.

Use of Proceeds, page 27

25.	We reissue prior comment 23 from our letter dated June 19, 2006. Please include a separate line item in your tabular presentation to reflect your anticipated repayment of $200,000 in loans from officers and directors. Also, reconcile your supplemental response to the prior comment. That the amount will be paid from funds not held in the trust account, with the disclosure on page 30, which indicates that such amount will reduce the proceeds from the private placement of warrants. The table does not adequately reflect how this transaction will occur. In addition, please clarify whether these loans will have any rights or claims against the trust account.

           In response to the Staff’s comment, the Registrant has revised footnote (2) to the Use of Proceeds table to more clearly explain that management will have their loans repaid through the deduction of an aggregate of $200,000 from their purchase price for the private warrants. See page 27 of Amendment No. 4. The Registrant has not, however, included a separate line item for the $200,000 loan repayment because the loan proceeds were used by the Registrant to pay the offering expenses already included in the table.

26.	We reissue prior comment 24 from our letter dated June 19, 2006. Please disclose in tabular format the use of proceeds for the $50,000 not held in trust, in addition to the $1.8 million from interest on the trust.

           In response to the Staff’s comment, the Registrant has included the $50,000 not held in trust in the tabular disclosure of the items of working capital. See page 27 of Amendment No. 4.

Dilution, page 31

27.	Refer to prior comment 28 from our letter dated June 19, 2006. Please explain your basis for including the $2,160,000 in underwriter expenses in net tangible book value. Since these proceeds will either be paid to the underwriters or distributed in the event of the dissolution of the company, it appears appropriate to factor these costs into the dilution calculation.

           In response to the Staff’s comment, the Registrant has revised the Dilution table to adjust the calculation of net tangible book value to include the underwriter expenses as part of the dilution calculation. See page 32 of Amendment No. 4.

Securities and Exchange Commission
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Executive Compensation, page 51

28.	On page 51 you disclose that you have issued stock options to your independent directors for services rendered. Please revise to clarify, if true, that this will be the only compensation paid to management or directors until such time as you have consummated your initial business combination.

           The Registrant respectfully notes the existing disclosure in the middle of the first paragraph under “Executive Compensation” to the effect that there will be no such additional compensation. See page 53 of Amendment No. 4.

Principal Stockholders, page 55

29.	Disclose the control person(s) for Hearst Corporation and provide the address. Also, explain why the shares owned by Hearst Corp. are included in the amount held by officers and directors as a group.

           In response to the Staff’s comment, the Registrant has revised the disclosure in Amendment No. 4 to disclose the control person for Hearst Corporation and provide the address, and has removed the Hearst warrants from the amount held by officers and directors as a group. See page 58 of Amendment No. 4.

Certain Transactions, page 58

30.	We partially reissue prior comment 31 from our letter dated June 19, 2006. Please disclose the business activities of Messrs. Tirinato, Maggin and Astor Management, and their relationship to the company and its officers and directors, given their participation described in this section.

           Mr. Tirinato, Benjamin Maggin, Daniel Maggin and Astor Management are not affiliated with the Registrant and are included in this disclosure only because of their previous commitment to purchase private warrants, which has since been rescinded. The Registrant respectfully submits that disclosure of their business activities would not be relevant to an investor because they will not be involved with the Registrant on an ongoing basis.

31.	Please explain the exemption relied upon in the rescission of the transactions discussed in your response to prior comment 30 from our letter dated June 19, 2006.

           The reasons for the rescission of the purchases by the Registrant’s independent directors were discussed in detail in the response to prior comment 38, and the Registrant respectfully refers the Staff to that discussion.

32.	Please explain your accounting treatment for the 270,000 shares of common stock your shareholders transferred to the Hearst Corporation on August 3, 2006. Expand Note 8 to disclose this transaction and to indicate the accounting treatment of the excess fair value over the amount paid by the Hearst Corporation.

Securities and Exchange Commission
October 23, 2006

           The Registrant respectfully submits that it is not necessary to account for the transfer of the 270,000 shares to the Hearst Corporation, as the transfer was between shareholders of the Registrant and did not involve the issuance of new shares by the Registrant.

33.	Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your proposed accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification.

           In response to the Staff’s comment, the Registrant has revised the unit purchase option to clarify that in no event will there be net cash settlement of the unit purchase option. See Section 5.1.1 of Exhibit 4.4, filed with Amendment No. 4.

34.	We have reviewed your revised disclosure regarding the term of the UPO and note that page 68 and page F-9 continue to state that the contractual life of the option is five years and that you have used an expected life of four years for purposes of your Black Scholes calculation. Please revise so as to be consistent or explain your basis for using an expected life of four years in estimating the UPO’s valuation. See prior comment 36 from our letter dated June 19, 2006.

           The Registrant has revised Amendment No. 4 and Exhibit 4.4 to consistently state that the contractual life of the UPO is five years. Accordingly, the Registrant has adjusted its Black-Scholes calculation to use the assumptions applicable to the five year contractual term. See pages 70 and F-9 of Amendment No. 4.

35.	We note your response to prior comment 37 from our letter dated June 19, 2006 and the list of representative companies used to estimate volatility. Explain your basis for including three companies with market capitalizations much larger than your offering. Explain why you believe the volatility of these companies is a good basis for estimating your future volatility.

           The Registrant selected companies that were representative of the general market for the media and entertainment industry. Theoretically, the volatility of the share price of a company for a well traded stock is dependent on the volatility of the industry, and the company's relative historical and projected future performance compared to the industry and the general market. Because the Registrant has no way of predicting the specific company characteristics of its target company, it can only select companies that it believes are representative of the industry, some of which may be larger than the size of the offering. In addition, the Registrant may choose to utilize leverage and to acquire a fast growing company such that the future market value of the target may be significantly larger than the size of the offering.

36.	Please tell us why you did not use a term of five years for each of your representative sample companies in forming your volatility estimate, or revise as

Securities and Exchange Commission
October 23, 2006

appropriate. In addition, please revise your volatility estimate to base the calculations on daily historical stock trading prices. See paragraph A32 of SFAS 123R.

           The Registrant has revised the volatility estimate to use a term of five years and has based the calculations on daily historical stock trading prices. The revised calculations are summarized below. Where the given term is less than five years, the particular company’s stock has been publicly traded for only the period of time listed.

Company	Market Cap (May 10, 2006)	Volatility	Term (years)

Image Entertainment Inc.	$83.27	64.71%	5.00

Imax Corp.	$388.87	74.86%	5.00

Carmike Cinemas Inc.	$307.48	37.84%	4.28

Lions Gate Entertainment Corp.	$898.22	44.03%	5.00

Nexstar Broadcasting Group Inc.	$156.57	46.25%	2.52

Shares Eligible for Future Sale, page 64

37.	In light of the Ken Worm letter, please explain the statement that “none of the shares will be eligible for sale under Rule 144 prior to ____ 2006.” We may have further comment.

           In response to the Staff’s comment, the Registrant has revised the noted disclosure in Amendment No. 4 to properly reflect the agreement of the existing stockholders not to sell shares in reliance on an exemption from registration requirements. See page 66 of Amendment No. 4.

Underwriting, page 67

38.	On page 69 you state that “Capitalink, L.C. has advised on the selection of [y]our management team and has assisted in structuring and facilitating the transaction.” Please provide us with a legal analysis as to whether Capitalink is your “promoter” as defined under the federal securities laws. Also, explain the reference to a “finders’ fee” and when such amount will be paid.

           On September 6, 2006, Ladenburg Thalmann Financial Services, Inc. entered into an agreement to acquire Telluride Holdings, Inc., which is the holding company for Capitalink, L.C. The acquisition was completed on October 18, 2006.

Securities and Exchange Commission
October 23, 2006

           The Registrant believes that Capitalink was not a “promoter” for purposes for the federal securities laws. Capitalink is a registered broker-dealer that was engaged by the Registrant as a financial advisor in connection with this offering. Capitalink was to have been paid a finders’ fee for these services from a portion of the underwriters’ discount, but will now not be paid such fee in light of the acquisition by Ladenburg. However, the former principals of Capitalink may be allocated a portion of the fees of Ladenburg.

           The Registrant has revised the disclosure in Amendment No. 4 to disclose the Capitalink/Ladenburg transaction. See page 69 of Amendment No. 4.

Recent Sales of Unregistered Securities

39.	Please provide a detailed discussion of the private placement and the entities that had agreed and those that currently are bound to participate in the private placement. Discuss the exemption relied upon, the facts supporting such reliance and clarify the various changes to the private placement Provide an analysis under Black Box Inc. (June 26, 1990). In particular we note that the Hearst and Astor Management both reviewed the registration statement, expressed interest in the public offering and were then approached regarding the private placement discussed in the registration statement. Please provide a detailed analysis in this section.

           In response to the Staff’s comment, the Registrant has expanded the existing discussion of the private placement in this section of the exemptions sought to be relied upon by the Registrant and the factual circumstances surrounding the changes to the private placement. See page II-6 of Amendment No. 4.

Exhibit 4.3

40.	Please note that your Warrant Certificate appears to refer to “Millennium India Acquisition Company, Inc.” and not to the company. Please review this, and any other appropriate exhibits, to ensure that names, prices, quantities, etc., have been updated appropriately.

           In response to the Staff’s comment, the Registrant has corrected and refiled the Warrant Certificate. See Exhibit 4.3, filed with Amendment No. 4.

41.	Please revise your warrant certificate, to indicate whether the warrant may be exercised absent an effective registration statement. If not, please revise to also clarify that the warrant may expire worthless and state whether the company will be obligated to net-cash settle the warrant.

Securities and Exchange Commission
October 23, 2006

           In response to the Staff’s comment, the Registrant has revised the Warrant Certificate to state that the warrant may not be exercised absent an effective registration statement, that the warrant may expire worthless and that the Registrant will not net-cash settle the warrant. See Exhibit 4.3, filed with Amendment No. 4.

Exhibit 5

42.	Please file the legality opinion with the next amendment.

           The legality opinion has been included with Amendment No. 4 as Exhibit 5.1.

*******

           The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

           The Registrant would greatly appreciate any effort on the part of the Staff to expedite the review of this letter and Amendment No. 4. In that regard, should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 4, please do not hesitate to contact the undersigned by telephone at (212) 801-6752.

           Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours,
/s/ Andrew H. Abramowitz

Andrew H. Abramowitz

cc:	Herbert A. Granath
Harvey M. Seslowsky
Peter H. Blum
Stephen J. DeGroat
James S. Cassel
Alan I. Annex, Esq.
Robert S. Matlin, Esq.
Joseph G. Krassy, Esq.
Bart H. Friedman